Exhibit 16.1

April 4, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 4, 2014, of Physicians Realty Trust and are in agreement with the statements contained in paragraphs three through six on page 2 therein.

Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting, included in the fifth paragraph of Item 4.01(a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2013 financial statements.

We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Plante & Moran, PLLC

PLANTE & MORAN, PLLC